Atlantic Resources Inc.

Suite 606 - 610 Granville Street

Vancouver, British Columbia, V6C 3T3

Telephone No.: (604) 568-0059

Facsimile No.: (604)-568-0061

February 28, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, Washington, D.C. 20549

Re:

Request to Withdraw Registration Statement on

Form SB-2 (RW) - SEC File Number 333-149048

Dear Sirs:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Atlantic Resources Inc. (the " Registrant") hereby requests the withdrawal of its registration statement on Form SB-2 (File No. 333-149048) (the “Registration Statement”).  The Registration Statement was filed with the Securities & Exchange Commission (the "Commission") on February 4, 2008 and has not been amended.

The Registrants confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account to be offset against the filing fee for any future registration statement or registration statements.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Yours truly,

ATLANTIC RESOURCES INC.

/s/ Raffi Khorchidian

Raffi Khorchidian

President